Exhibit 99.1

Maris-Tech Completes Development of Peridot Night Micro for AI-Enhanced Situational Awareness

New compact module addresses customer demand for ruggedized day vision and thermal imaging with onboard AI for armored and homeland security platforms

Rehovot, Israel, May 18, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in artificial intelligence (“AI”)-powered video intelligence technology, today announced that it has completed the development of Peridot Night Micro, a compact AI-enabled day vision and thermal imaging solution designed to provide enhanced situational awareness for armored vehicles, unmanned ground vehicles, maritime platforms, and fixed-site security installations.

Peridot Night Micro was developed following customer feedback and operational testing of the Company’s Peridot Night solution, including testing and installation activity on armored platforms. The new solution addresses demand for a cost effective, smaller, modular, and easily integrated night-vision module that combines day vision and thermal imaging with onboard AI capabilities.

Built on Maris-Tech’s Jupiter-AI edge computing platform, Peridot Night Micro integrates a thermal sensor, day camera, power over ethernet connectivity, and AI-based object detection and classification capabilities within a compact ruggedized enclosure. The solution is designed to provide clear day and night vision, real-time threat alerts, day vision and thermal cameras fusion on the Maris-Tech’s player and flexible deployment across land, maritime, and fixed-site applications.

Peridot Night Micro offers 90 degrees field-of-view coverage per module, combining a thermal camera and full HD day camera to support wide-area observation. Its onboard Jupiter-AI video board runs YOLO-based detection software, enabling AI-enhanced object detection and classification at the edge, while also supporting transmission of the video stream to the host observation solution.

“We believe there is a significant potential for Peridot Night Micro among customers already evaluating and deploying Peridot Night, as well as additional defense and homeland security customers seeking compact AI-enabled vision capabilities,” said Israel Bar, Chief Executive Officer of Maris-Tech. “By combining day vision, thermal imaging, power over ethernet, and onboard AI processing in a compact Internet Protocol camera architecture, Peridot Night Micro is designed to make advanced situational awareness easier to integrate across a wide range of platforms.”

Peridot Night Micro is intended for applications including armored vehicle driver assistance, situational awareness, terrain dominance, unmanned ground vehicle payloads, border surveillance, and fixed-site monitoring. Its compact and ruggedized design supports deployment in harsh operational environments where real-time visual intelligence and reliable edge-based processing are critical.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits, advantages and capabilities of the Company’s solutions, its belief regarding Peridot Night Micro’s significant potential among customers already evaluating and deploying Peridot Night, as well as additional defense and homeland security customers seeking compact AI-enabled vision capabilities and Peridot Night Micro’s intended use. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com